Exhibit 99.1

EXECUTION VERSION

COCA-COLA HBC FINANCE B.V.,

COCA-COLA HELLENIC BOTTLING COMPANY S.A.,

COCA-COLA HBC HOLDINGS B.V.,

COCA-COLA HBC AG

3E (CYPRUS) LIMITED

and

THE BANK OF NEW YORK MELLON, as Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of October 30, 2013

To the Indenture, dated as of September 17, 2003,

among Coca-Cola HBC Finance B.V.,

Coca-Cola Hellenic Bottling Company S.A. and

The Bank of New York (now known as The Bank of New York Mellon), as Trustee

Assumption of Guarantees

THIRD SUPPLEMENTAL INDENTURE, dated as of October 30, 2013 (the “Third Supplemental Indenture”), among COCA-COLA HBC FINANCE B.V., a private limited liability company incorporated under the laws of The Netherlands (the “Company”), COCA-COLA HBC HOLDINGS B.V., a private limited liability company incorporated under the laws of The Netherlands (the “Dutch Guarantor”), COCA-COLA HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (the “Parent Guarantor”), 3E (CYPRUS) LIMITED, incorporated with limited liability under the laws of the Republic of Cyprus (the “Cypriot Guarantor”), COCA-COLA HELLENIC BOTTLING COMPANY S.A., incorporated with limited liability under the laws of Greece (the “Greek Guarantor”, together with the Dutch Guarantor, the Cypriot Guarantor and the Parent Guarantor, the “Guarantors”), and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”) to the Indenture, dated as of September 17, 2003, among the Company, the Greek Guarantor and the Trustee (the “Base Indenture”).

RECITALS

WHEREAS, the Company, the Greek Guarantor and the Trustee are parties to the Base Indenture, which provides for the issuance from time to time of unsecured debt securities of the Company, including its outstanding 5.500% Notes due 2015 (the “Outstanding Notes”) issued pursuant to the Base Indenture;

WHEREAS, the Company, the Greek Guarantor, the Parent Guarantor and the Trustee are parties to the First Supplemental Indenture, dated June 18, 2013 (the “First Supplemental Indenture”), under which the Parent Guarantor became an additional guarantor of the Outstanding Notes;

WHEREAS, the Company, the Greek Guarantor, the Dutch Guarantor, the Parent Guarantor and the Trustee are parties to the Second Supplemental Indenture, dated July 22, 2013 (the “Second Supplemental Indenture”), under which the Dutch Guarantor assumed guarantees of the Outstanding Notes and the Greek Guarantor confirmed its guarantees of the Outstanding Notes;

WHEREAS, the Company, the Greek Guarantor, the Cypriot Guarantor and the Dutch Guarantor are part of the group of companies of the Parent Guarantor;

WHEREAS, the Greek Guarantor proposes to merge into the Cypriot Guarantor, with the Cypriot Guarantor being the surviving entity (the “Proposed Merger”);

WHEREAS, in anticipation of the Proposed Merger, the Cypriot Guarantor and the Greek Guarantor wish to enter into this Third Supplemental Indenture, whereby the Cypriot Guarantor expressly assumes the due and punctual performance of the guarantees of the Greek Guarantor with respect to the Outstanding Notes (the “Assumed Guarantees”) and the performance of, in each case, every covenant of the Base Indenture on the part of the Greek Guarantor to be performed or observed, in each case on the condition that, and with effect as from the time when, the Proposed Merger becomes effective under applicable Cypriot and Greek law (such time shall be referred to as the “Effectiveness of the Merger”);

WHEREAS, Articles Eight and Nine of the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, permit this supplement thereto without the consent of Holders of the Outstanding Notes;

WHEREAS, the Company and each of the Guarantors has taken all necessary corporate action to authorize the execution and delivery of this Third Supplemental Indenture;

NOW, THEREFORE, THIS THIRD SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, each Guarantor and the Trustee agree as follows:

ARTICLE I

Provisions of General Application

SECTION 1.01                                      Definitions.

Unless otherwise defined in this Third Supplemental Indenture, all terms used in this Third Supplemental Indenture shall have the meanings assigned to them in the Base Indenture.

SECTION 1.02                                      Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 1.03                                      Severability Clause.

In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.04                                      Benefits of Instrument.

Nothing in this Third Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Third Supplemental Indenture or the Base Indenture.

ARTICLE II

Guarantees

SECTION 2.01                                      Guarantees of Cypriot Guarantor.

(a)                                 Subject to the Base Indenture and this Third Supplemental Indenture, and unless provided otherwise with respect to any future series of securities (other than the Outstanding Notes) under any Board Resolution or supplemental indenture establishing the terms of such series of securities, conditional on and as from the Effectiveness of the Merger, the Cypriot Guarantor hereby

(i) fully and unconditionally assumes the due and punctual performance of the Assumed Guarantees and the performance of every covenant of the Base Indenture on the part of the Greek Guarantor to be performed or observed; and

(ii) fully, unconditionally, and irrevocably guarantees to the Holders of the Outstanding Notes, and to the Trustee on behalf of each such Holder, the due and punctual payment of the principal of, any premium on, and any interest on the Outstanding Notes, and the due and punctual payment of any sinking fund payments provided for, pursuant to the terms of the Outstanding Notes, when and as the same shall become due and payable (subject to any period of grace provided with respect thereto), whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms of the Outstanding Notes and of the Base Indenture; and in case of the failure of the Company to punctually make any such payment of principal, premium, interest, or sinking fund payment, if any, agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

(b)                                 The parties agree that, conditional on and as from the Effectiveness of the Merger, the Cypriot Guarantor shall have, and may exercise, the same rights and powers and shall have the same obligations as the Greek Guarantor with respect to the Assumed Guarantees and otherwise under the Base Indenture.

(c)                                  The Effectiveness of the Merger shall be certified by an Officer’s Certificate of the Cypriot Guarantor in the form as shown in Exhibit A on or after the Effectiveness of the Merger.

SECTION 2.02                                      Tax Gross-Up.

Conditional on and with effect from the Effectiveness of the Merger, if any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, the Hellenic Republic, The Netherlands, the Republic of Cyprus or, if applicable, any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which the Cypriot Guarantor changes its jurisdiction of incorporation to, shall at any time be required by such jurisdictions (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Cypriot Guarantor relating to principal of or interest on the guarantees provided by the Cypriot Guarantor hereby, the Cypriot Guarantor shall pay, as additional interest to the Holders of the Outstanding Notes or any other Security guaranteed hereby, such additional amounts, as may be necessary in order that the net amounts paid to such Holder, after such deduction or withholding, shall be not less than such amounts as such Holder would otherwise be entitled to receive; provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (i) that are not resident in the Hellenic Republic for purposes of its tax and that do not have a Greek Tax Registration Number (AFM), (ii) that are not resident in The Netherlands for the purposes of its tax and (iii) if applicable, that are not resident for tax purposes and are not registered with the tax authorities in any other applicable jurisdiction (political subdivision or taxing authority thereof or therein) in which the Cypriot Guarantor is or becomes incorporated; and provided, further, that the Cypriot Guarantor shall not be required to make any payment of additional amounts for or on account of the exceptions listed in paragraphs (1) to (9) (both inclusive) of Section 1301 of the Base Indenture.

SECTION 2.03                                      Certain Amendments to the Base Indenture.

(a)                                 In the 12th paragraph of the Form of Reverse of Security in Section 202 of the Base Indenture, the 2nd paragraph of the form of the text of the Assumed Guarantees of the Greek Guarantor in Section 205 of the Base Indenture and the 2nd paragraph of Section 1301 of the Base Indenture, in each case as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the words “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, The Netherlands or in The Hellenic Republic

or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” are hereby amended to read “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Republic of Cyprus, Switzerland, The Netherlands or in the Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which”; and

(b)                                 In the 1st paragraph of Section 1007 of the Base Indenture, the words “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of The Hellenic Republic, The Netherlands or, if applicable, any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” are hereby amended to read “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, the Republic of Cyprus, The Netherlands or the Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” and the words “provided, however, that such amounts shall be payable only to Holders that (a) are not resident in The Hellenic Republic for purposes of its tax” are hereby amended to read “provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (a) that are not resident in the Hellenic Republic for purposes of its tax”.

ARTICLE III

Miscellaneous Provisions

SECTION 3.01                                      Effectiveness.

(a)                                 This Third Supplemental Indenture will become effective upon its execution and delivery by all parties hereto, provided that the provisions of Section 2.01, 2.02 and 2.03 shall be conditional on and take effect from the Effectiveness of the Merger.

(b)                                 Unless and until the Proposed Merger takes place and the Effectiveness of the Merger occurs, the provisions of Section 2.01, 2.02 and 2.03 of this Third Supplemental Indenture shall have no effect on and shall not modify the existing rights or obligations of the Issuer, the Greek Guarantor, the Dutch Guarantor, the Parent Guarantor or the Cypriot Guarantor in any respect.

SECTION 3.02                                      Notice, Submission to Jurisdiction and Agent for Service of Process.

For the purpose of all notice requirements, the address of the Cypriot Guarantor shall be Attention: Legal Department, 3E (Cyprus) Limited, 9 Fragoklissias Str. 9, 15125 Maroussi, Athens, Greece.

The Cypriot Guarantor agrees that any legal suit, action or proceeding arising out of or based upon this Third Supplemental Indenture, the Base Indenture or the Assumed Guarantees may be instituted in any state or Federal court in the Borough of Manhattan, The City of New York, New York, United States, waives, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.

The Cypriot Guarantor has designated and appointed CT Corporation System (or any successor corporation) as the Cypriot Guarantor’s authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon said agent at its office at 111 Eighth Avenue, New York, New York, 10011, attention Service of Process Department (or at such other address in the Borough of Manhattan, The City of New York, as the Cypriot Guarantor may designate by written notice to the Company and the Trustee) shall be deemed in every respect effective service of process upon the Cypriot Guarantor in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Cypriot Guarantor, whether or not the Cypriot Guarantor shall then be doing, or at any time shall have done, business within the State of New York, and any such service of process shall be of the same force and validity as if service were made upon it according to the laws governing the validity and requirements of such service in such State, and waives all claim of error by reason of any such service.

SECTION 3.03                                      Ratification and Integral Part; Effect.

(a)                                 The Base Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and this Third Supplemental Indenture, is in all respects ratified and confirmed, and this Third Supplemental Indenture will be deemed an integral part of the Base Indenture, as so supplemented, in the manner and to the extent herein and therein provided.

(b)                                 For the avoidance of doubt, upon the execution of the Third Supplemental Indenture, the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, shall be modified in accordance therewith, and the Third Supplemental Indenture shall form a part thereof for all purposes; and every Holder of Securities, including every Holder of Outstanding Notes, shall be bound thereby.

SECTION 3.04                                      Priority.

This Third Supplemental Indenture shall be deemed part of the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, in the manner and to the extent herein and therein provided.  The provisions of this Third Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, to the extent the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, is inconsistent herewith.

SECTION 3.05                                      Successors and Assigns.

All covenants and agreements in this Third Supplemental Indenture by the parties hereto shall bind their respective successors and assigns, whether so expressed or not.

SECTION 3.06                                      Counterparts.

This Third Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.07                                      The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantors.

SECTION 3.08                                      Governing Law.

This Third Supplemental Indenture and the guarantees provided herein will be governed by and construed in accordance with the laws of the State of New York.

Attachments

Exhibit A                                             Form of 3E (Cyprus) Limited Officer’s Certificate Pursuant to the Third Supplemental Indenture

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed, all as of the day and year first above written.

COCA-COLA HBC HOLDINGS B.V. as Dutch Guarantor

By:	/s/ Jan Gustavsson

	Name:	Jan Gustavsson

	Title:	Director

By:	/s/ G.N. Meijssen

	Name:	G.N. Meijssen

	Title:	Director

COCA-COLA HBC AG as Parent Guarantor

By:	/s/ Jan Gustavsson

	Name:	Jan Gustavsson

	Title:	Director

By:	/s/ Michalis Imellos

	Name:	Michalis Imellos

	Title:	Group CFO

[Third Supplemental Indenture Signature Page 1 of 3]

COCA-COLA HELLENIC BOTTLING COMPANY S.A. as Greek Guarantor

By:	/s/ Emmanouil Fafalios

	Name:	Emmanouil Fafalios

	Title:	Authorized Representative

By:	/s/ Garyfallia Spyriouni

	Name:	Garyfallia Spyriouni

	Title:	Authorized Representative

3E (CYPRUS) LIMITED as Cypriot Guarantor

By:	/s/ Rona Petri

	Name:	Rona Petri

	Title:	Director

By:	/s/ Andreas Pelekanos

	Name:	Andreas Pelekanos

	Title:	Director

[Third Supplemental Indenture Signature Page 2 of 3]

COCA-COLA HBC FINANCE B.V. as Company

By:	/s/ Jan Gustavsson

	Name:	Jan Gustavsson

	Title:	Director

By:	/s/ G.N. Meijssen

	Name:	G.N. Meijssen

	Title:	Director

THE BANK OF NEW YORK MELLON as Trustee

By:	/s/ Paul Cattermole

	Name:	Paul Cattermole

	Title:	Vice President

[Third Supplemental Indenture Signature Page 3 of 3]

EXHIBIT A

Form of 3E (Cyprus) Limited Officer’s Certificate Pursuant to the Third Supplemental Indenture

3E (CYPRUS) LIMITED

OFFICER’S CERTIFICATE

Pursuant to the Third Supplemental Indenture

I,                               , Director of 3E (Cyprus) Limited, a private limited liability company incorporated under the laws of the Republic of Cyprus (the “Cypriot Guarantor”), hereby confirm the following in relation to the Third Supplemental Indenture among Coca-Cola HBC Finance B.V. (the “Issuer”), a private limited liability company incorporated under the laws of The Netherlands, the Cypriot Guarantor, Coca-Cola HBC Holdings B.V., a private limited liability company incorporated under the laws of The Netherlands (the “Dutch Guarantor”), Coca-Cola HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (the “Parent Guarantor”), Coca-Cola Hellenic Bottling Company S.A. (the “Greek Guarantor”), and The Bank of New York Mellon, a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”), dated as of                                                  (the “Third Supplemental Indenture”), under which the Cypriot Guarantor assumes the due and punctual performance of the guarantees of the Greek Guarantor in respect of the 5.500% notes due 2015 (the “Notes”) issued by the Issuer and guaranteed by the Greek Guarantor, the Dutch Guarantor and the Parent Guarantor:

1.                                      The Proposed Merger (as defined in the Third Supplemental Indenture) became effective under applicable Greek and Cypriot law on                                                  and the provisions of Sections 2.01 through 2.03 of the Third Supplemental Indenture are effective from that date.

2.                                      The undersigned has read the provisions of the Indenture, dated as of September 17, 2003 (the “Indenture”), among the Greek Guarantor, the Issuer and the Trustee, as supplemented by the First Supplemental Indenture among the Issuer, the Greek Guarantor, the Parent Guarantor and the Trustee, dated as of June 18, 2013, the Second Supplemental Indenture among the Issuer, the Greek Guarantor, the Parent Guarantor, the Dutch Guarantor, and the Trustee, dated as of July 22, 2013, and the Third Supplemental Indenture, setting forth the covenants and conditions to (a) the proposed merger of the Greek Guarantor into the Cypriot Guarantor, with the Cypriot Guarantor being the surviving entity (the “Proposed Merger”) and (b) the execution and delivery of the Third Supplemental Indenture in relation to the Proposed Merger, in each case, without the consent of the Holders (as defined in the Indenture) of the Notes, and the definitions in the Indenture relating thereto.

3.                                      The undersigned has examined the resolutions of the board of directors of the Issuer, the Greek Guarantor, the Parent Guarantor, the Dutch Guarantor and the Cypriot Guarantor relating to the authorization, execution and delivery of the Third Supplemental Indenture, such other corporate records of the Issuer, the Greek Guarantor, the Parent Guarantor, the Dutch Guarantor and the Cypriot Guarantor and such other documents deemed necessary as a basis for the opinion hereinafter expressed.

4.                                      In the opinion of the undersigned, such examination is sufficient to enable him to express an informed opinion as to whether the covenants and conditions referred to above have been complied with in connection with the execution and delivery of the Third Supplemental Indenture and the Proposed Merger, both of which are authorized or permitted by Articles Eight and Nine of the Indenture.

5.                                      The undersigned is of the opinion that the covenants and conditions referred to above have been complied with.

Dated:

3E (Cyprus) Limited

By:
Name:
	Title:	Director